Exhibit 10.17

3033 Campus Drive North, Suite 175, Minneapolis, Minnesota  55441

Telephone: 763-551-1001

Facsimile: 763-551-2499

April 26, 2006

Mr. Brian Kletscher

Chairman Highwater Ethanol

30427 County Highway 10

Vesta, MN  56292

Subject:  Environmental Permitting Proposal for the Highwater Ethanol Plant at Lamberton, MN

Dear Mr. Kletscher:

Thank you for the opportunity to present the attached proposal for environmental review and permitting services for the Highwater Ethanol Project near Lamberton, Minnesota.  Earth Tech staff is sensitive to the concerns of energy producers and agribusiness in Minnesota through our environmental work with dairy, swine, and poultry operations and commodity handling and processing facilities.  Most importantly, our staff has extensive experience preparing environmental review and permitting documentation for ethanol facilities.

Earth Tech has extensive experience with agency staff and rules to facilitate effective permitting and priority service from state regulators.  The project team’s understanding of the Minnesota regulatory system will provide Highwater Ethanol with a clearer basis for decision-making and better project results.  We bring:

•                                          Extensive Minnesota, Midwestern, and agribusiness and power experience.

•                                          Staff with up to 30 years of experience in permitting and environmental review with the Minnesota Pollution Control Agency (MPCA), Environmental Quality Board (EQB), and federal and local regulatory agencies, with many projects specifically relating to ethanol and power projects.

•                                          Earth Tech understands what to expect from regulators.  Earth Tech staff received the highest score of all competing environmental consultants in a recent competency test on air permitting regulations prepared by the MPCA.

This proposal provides an outline of work tasks, approximate timelines, and estimates of the level of effort required for each task.

In addition, please find enclosed two signed copies of our Consulting Agreement and Notice to Proceed.  Please sign and return one copy to my attention and keep the second for your records.

[Earth Tech Logo]

In closing, we would again like to express our appreciation for the opportunity to present this proposal for environmental permitting services in support of your ethanol project.  If you have any questions, or require further clarification, please feel free to contact me at (763) 551-2461 or Mike.Valentine@earthtech.com at your convenience.

Very truly yours,

Earth Tech, Inc.

/s/ J. Michael Valentine

J. Michael Valentine
Vice President

Enclosure

2

Proposal to Permit Proposed Highwater Ethanol Facility, Lamberton, MN

1.0          PROJECT UNDERSTANDING

Highwater Ethanol (Highwater) is proposing to construct a 75 million gallon per year (MGY) dry mill ethanol plat at a site approximately one mile west of Lamberton, Minnesota (Figure 1).

The proposed Scope of Work presented below will allow Highwater to meet environmental review and permitting requirements related to site development.  We have included the preparation of an Environmental Assessment Worksheet (EAW), air permitting, and wastewater and stormwater permitting in the current Scope of Work.  We have also attached a list of other typical permits, plans, and approvals associated with the development of this type of facility (Attachment 1).

In addition to the proposed site development, environmental review documentation and permitting will need to address changes in infrastructure that will be needed to accommodate the proposed Facility.  We assume that a rail spur and a gas pipeline interconnect will be required for the proposed Facility.  Since we do not currently know the specific location of the interconnection, we have included an estimated one mile gas pipeline allowance to address this issue in our cost proposal.  We understand that water appropriation and well permitting will be completed by others.  This Scope of Work does not currently include evaluation of any transmission interconnects.

2.0          PROPOSED SCOPE OF WORK

Task 1 – Project Initiation Meeting/Site Review

Earth Tech will hold a project initiation meeting with the Highwater Project Team (Project Team) to review the scope of services and budget, agree upon overall project boundary limits, coordinate roles and responsibilities, obtain project information, establish project schedule and related data needs, and conduct a site review.

Anticipated Timeframe: Immediately upon project initiation.

Task 2 – Environmental Assessment Worksheet

Task 2.1 Background Data Collection and Review

We have assumed that suitable base mapping, including site topographic mapping and aerial photography, are readily available from Highwater or other sources.  The following Geographic Information System (GIS) mapping and background information will be collected and reviewed in order to utilize the most current information in the environmental review and permitting processes.

•                  Mapping and data pertaining to natural resources, and habitat and similar information including the Minnesota Department of Natural Resources (DNR) Natural Heritage Database information related to natural communities, sensitive species, and public lands

•                  National Wetland Inventory (NWI) mapping

•                  Natural Resource Conservation Service (NRCS) soil data and mapping

•                  Floodplain mapping

•                  Available land use mapping

•                  County data and mapping

•                  Minnesota Geologic Survey data and mapping.

•                  County Well Index information

•                  Other pertinent studies and mapping for the area.

•                  Area meteorological data for the air permit

•                  Hydrologic and water quality data for downstream waters

•                  Other pertinent available data

Earth Tech will also obtain information o the potential location of existing storage tanks and other potentially contaminated sites at or in the vicinity of the site from the MPCA.  The DNR online data does not indicate that rare species are present at the proposed site.  As a result, we have assumed the consultation with the DNR Natural Heritage Program and the USFWS will provide the necessary information required to address natural resource, and rare, threatened and endangered species issues.  As a result, we have not included field work in our Scope of Work.  We have assumed that consultation with State Historic Preservation Office (SHPO) staff will provide the necessary information required to address cultural resources.  If the SHPO recommends that a cultural resource survey be conducted we will work with Highwater to amend the Scope of Work and cost estimate to complete the required survey using a subcontractor.  We will use NWI information to address wetland issues.  Since no NWI- mapped wetlands are shown or the proposed site, we have assumed that no wetland delineations will be necessary for the proposed expansion.

We have assumed that the information from Minnesota Geologic Survey (MGS) publications and the County Well Index (CWI) will provide the necessary information to address geologic and hydrogeologic resources.  To the degree possible within project schedule constraints, we will work with the party responsible for the water appropriation permit application and well installation to minimize the duplication of effort.

Anticipated Timeframe: Approximately one month after project initiation.

Task 2.1 EAW Preparation

An EAW is a document prepared in worksheet format that is designed to assess the environmental effects associated with a proposed project and determine if an EIS is warranted.  Based on the information provided, the following mandatory EAW category applies to the proposed Highwater project:

•                  Minn. R. Ch. 4410.4300 Subp. 5B – The construction or expansion of a facility for the production of alcohol fuels that would produce five million or more gallons per year of alcohol.

•                  The 2004 Legislative Session modified the threshold for a mandatory EIS from 50 MGY to 125 MGY for ethanol plants located outside of the seven County Metropolitan Area.  Thus the project does not fall within the mandatory EIS category.

According to the rules, the MPCA will be the Responsible Governmental Unit (RGU) charged with the EAW process.  Typically, the project proposer (Highwater and their consultant) submits responses to the 31 EAW questions to the MPCA.  The MPCA then reviews, verifies, assesses the accuracy and completeness of the responses provided by the project proposer, requests any additional information, and distributes the draft EAW for a 30-day public review and comment period.  An EAW contains information pertaining to the following major categories:

•                  Project proposer and location

•                  Procedural details including hot to submit comments on the EAW

•                  Project description including methods of construction, construction schedule, project characteristics and impacts, project site description, land use, and physical features of the surrounding area

•                  Resource projection measures that have been incorporated into the project design

•                  Major issues sections identifying potential environmental impacts and issues that may require further investigation

•                  Known governmental permits, approvals, reviews, or financing required and the status of any applications

•                  A brief explanation of the need for the project and identification of those who will benefit from the project

We have assumed that Highwater and/or their Engineer will provide facility process, design, and layout; transportation requirements; construction schedule; staffing levels; and other information needed to complete the EAW.  We anticipate that agency coordination, a site reconnaissance, and existing data will provide the information required to address threatened, endangered, and special concern species; cultural resources; wetlands; hydrology; and hydrogeology.  We have also assumed that MPCA and all public notice costs for processing the EAW will be paid directly by Highwater.

We have included the submittal of electronic preliminary review copies of the draft EAW to the Project Team for review and comment. After incorporating Project Team comments, we will provide three hard copies and an electronic copy of the draft EAW to the MPCA.  Since it is more conducive to project schedule to provide the MPCA with all required copies of any color figures, we have included up to 40 copies of the estimated 5 color figures for EAW distribution.  We have assumed that the MPCA will print black and white figures and text pages.

Anticipated Timeline:  Approximately 2 to 4 months after receipt of project information from Highwater to prepare proposer EAW responses for submittal to the MPCA and approximately an additional 3 to 6 months for MPCA EAW preparation, Notice of Availability, and Notice of Decision.

Task 3 – Air Permitting

For purposes of this proposal, Earth Tech is assuming that the Highwater Ethanol facility will include gasification equipment.  Based on other facilities of similar size and throughput, Highwater Ethanol is assumed to be a minor source of air pollutants with respect to Federal New Source Review/Prevention of Significant Deterioration (NSR/PSD), as well as the Part 70 permitting program.  Therefore, this proposal assumes that this project will not require a full PSD analysis (for particulate matter, nitrogen oxides, and volatile organic compounds), which consists of a Best Available Control Technology (BACT) determination, NSR/PSD air dispersion modeling, an additional impacts analysis, or Part 70 permitting.  If it is determined that Highwater Ethanol is a major source with respect to NSR/PSD and/or Part 70 permitting, additional analyses will be required.  Determination of applicability for these permit requirements will depend primarily on estimation of air pollutant emission rates.  Emission rates will be evaluated by Earth Tech, in conjunction with the Project Team, when sufficient process information is available to make acceptably accurate calculations.

The facility will need to procure a permit that incorporates emissions limits determined by the permit application process.  Earth Tech, with input from the Project Team, will prepare a list of information needed to complete the air permit application for the MPCA.  As much as possible, the information will be based on the specific equipment that will be installed at the Highwater Ethanol facility.  Earth Tech will use this information to develop an emission inventory for the facility.  This will consist of a spreadsheet with emissions calculations for approximately 70 emission units (both point sources and fugitive sources).

Once the emissions inventory has been compiled, Earth Tech will conduct a thorough review of the Federal and State air permitting regulations to identify those that apply to the proposed facility.  The draft permit application will include all necessary MPCA application forms, as well as explanatory text, to help clarify any issues of particular interest.  We have included the submittal of electronic preliminary review copies of the draft permit application to the Project Team for review and comment.  After incorporating Project Team comments, we will provide three hard copies and an electronic copy of the draft permit application to the MPCA.

The MPCA operating permit rules require that the permit application include descriptions of the monitoring, testing, record keeping, and reporting protocols that the facility will follow to demonstrate compliance all applicable State and Federal rules.  Earth Tech will propose a compliance demonstration plan for consideration that is based on applications and permits for other similar projects in Minnesota.  Earth Tech will incorporate Project

Team comments into the final compliance demonstration plan, which will be documented on MPCA Form CD-01 for inclusion in the permit application.

Earth Tech, in conjunction with the Project Team, will review and comment on the draft permit issued by the MPCA or accuracy, appropriateness, and to identify if additional negotiations are required.  Once Earth Tech and the Project Team has reviewed and commented on the draft permit from the MPCA, a final permit application incorporating comments will be submitted to MPCA.

This estimate also includes a State level Air Emissions Risk Assessment (AERA).  This analysis is required for projects that need an EAW.  This MPCA has developed some tools to ease the AERA process for ethanol plants.  However, these tools are based on very conservative assumptions, which result in erroneously high results.  In order to avoid these issues, Earth Tech, Inc. will conduct a site-specific air dispersion modeling analysis for use in the AERA process.  Earth Tech and the Project Team will work together to produce model input parameters that realistically characterize the facility and demonstrate compliance in the most cost-effective manner.  Earth Tech will prepare a draft modeling protocol document that will be submitted electronically to the Project Team for review and comment.  After incorporating Project Team comments, we will provide the draft modeling protocol to the MPCA for their approval prior to completing the analysis.

Anticipated Timeline:  Approximately 2 to 3 months to prepare the air permit application.  Approximately 4 months from application submittal for the MPCA to prepare the draft permit.  This will take place concurrently with the EAW and wastewater permitting processes.  The EAW process must be completed prior to the issuance of the final air permit by the MPCA.

Task 4 – Wastewater and Storm Water Permit Applications

Permit applications will be prepared for the process wastewater and storm water discharges from the facility.  General assumptions for this task are that a regular wastewater permit would be required by MPCA (less than 1 MGD discharge), that a Section 404 permit would not be needed and that this task does not involve the design of wastewater facilities by Earth Tech.

Application forms will be completed for the National Pollution Discharge Elimination System/State Disposal System (NPDES/SDS) Process Water Permit including the NPDES/SDS permit application, the permit application Appendix A, the Water Quality Transmittal Form, and the Combined Project Application Form needed for the 401C certification.  It is assumed that Earth Tech will be provided basic information on the types and quantities of raw materials to be consumed (average and maximum amounts), quantities of products produced (average and maximum amounts), results of water quality testing completed to date, chemical additives that are anticipated to be used, anticipated non-contact cooling water discharges, anticipated wastewater pretreatment system including expected discharge rate (average and maximum) and flow chart, anticipated pollutant concentrations in wastewater discharges, anticipated sludge handling and disposal methods, and Material Safety Data Sheets (MSDS) and product labels for chemicals to be used in the operation.  Earth Tech will obtain the information needed to complete the wastewater permit application forms at the project initiation meeting and complete draft application forms.  It is also anticipated that Earth Tech will use general wastewater data and information available in the public domain for the ethanol industry.  Earth Tech will then review the draft forms with Highwater personnel at a project meeting.  After receipt of comments from Highwater the permit forms will be finalized and provided to Highwater for signatures and submittal to MPCA and appropriate other agencies.  It is assumed Highwater will provide the permit application fees.

Earth Tech will provide support to Highwater during the permit review process.  Earth Tech will review the draft permit developed by MPCA and provide recommendations to Highwater regarding permit requirements.  It is assumed for this project that Earth Tech will provide one written response to the draft permit to be submitted to MPCA and will attend one public meeting during the review process for the wastewater permit.

Earth Tech will prepare an Industrial Storm Water Permit Application and associated Industrial Storm Water Pollution Prevention Plan (SWPPP).  The SWPPP will be based on the site plan and operation description provided by Highwater.  A draft application and Industrial SWPPP will be prepared for review and comment by Highwater.  After receipt of comments by Highwater, Earth Tech will finalize the application and Industrial SWPPP and provide them to Highwater for signatures and submittal to MPCA.  It is assumed Highwater will provide the permit application fee.

Earth Tech will also prepare an Application for General Storm Water Permit for Construction Activity based on the site plan and construction sequencing description provided by Highwater.  An erosion control SWPPP will be developed based on the anticipated needs of the site.  A draft application and Erosion Control SWPPP will be prepared for review and comment by Highwater.  After receipt of comments by Highwater, Earth Tech will finalize the application and Erosion Control SWPPP and provide them to Highwater for signatures and submittal to MPCA.  It is assumed Highwater will provide the permit application fees.  Completion of a Notice of Termination is not included in this Scope of Work.

Anticipated Timeline:  Approximately two months from the receipt of project information from Highwater to prepare permit applications.  The MPCA may require four to six months to process, public notice, and issue the wastewater permit.  Work on this task will take place concurrently with the EAW and air permitting tasks.  The EAW process must be completed prior to issuance of permits for the project.

Task 5 – Other Permits and Modifications (if required)

A list of typical permits and approvals for this type of project are included in Attachment 1.  We assume that the contractor will provide all building permit applications required.  We have assumed that no conditional use permits of zoning changes will be required.

Based on our experience and knowledge of ethanol facilities, we believe no other environmental permits related to project construction would be required.  The absence or presence of jurisdictional wetlands/farmed wetlands and any additional requirements will be determined based on further agency coordination and the site review.  If jurisdictional/farmed wetlands are present at the facility wetland delineations will need to be undertaken based on the 1987 USACE Wetland Delineation Manual.  Earth Tech will work with Highwater on an amended scope and budget to address wetland delineations of required.  The need for additional permits or plan revisions may be more clearly identified based on the initial site reconnaissance, but are not included in the current Scope of Work.  These permits are dependent upon the presence or absence of jurisdictional wetlands, sensitive resources, floodplain, etc.

3.0          COST ESTIMATE

Our estimated cost for the work identified is presented in the table below.

COST ESTIMATE Highwater Ethanol Plant
Task	Cost
1 — Project Initiation Meet/Site Review	$5,140.00
2 — Environmental Assessment Worksheet	$34,722.00
3 — Air Permit	$27,855.50
4 — Water/Wastewater Permits	$20,908.00
5 — Other Permits and Approvals	AS REQUIRED
Total	$88,625.50

FIGURES AND ATTACHMENTS

Attachment 1

LIST OF OTHER TYPICAL PERMITS, PLANS AND APPROVALS FOR SIMILAR FACILITIES

•                  Spill Prevention, Control, and Countermeasure (SPCC) Plan

•                  Oil Pollution Prevention Act 90 Response Plan

•                  112(r) Risk Management Plan

•                  Above ground storage tank registration for tanks over 110 gallons

•                  Above ground storage tank rule requirements (Chap. 7151)

•                  Hazardous Waste Contingency Plan

•                  Minnesota Spill Response Plan

•                  Toxic Pollution Prevention Plan

•                  SARA Title III chemical notification, planning and reporting

•                  Water Appropriation Permit may also be required for dewatering if more than 10,000 gpd or one million gpy

•                  Small or Very Small Quantity Hazardous Generator License

•                  Grading Permit

•                  Building Permit

•                  Tax Increment Financing, Stormwater Utility, State Infrastructure, and other State funding may be applied to some utility and access improvements

•                  Utility Permits

•                  Zoning Conditional Use Permits or zoning changes

•                  Water treatment plan and specification review

14
Lamberton
Dakota, Minnesota and Eastern Railroad
Legend
Project Area
Stream
Road
Railroad
NWI Wetland
Lacustrine
Palustrine
Riverine
N
0
1,000
2,000
Feet

SOURCE: 2005 DIGITAL AERIAL PHOTOGRAPHY PROVIDED BY FSA-NRCS AND NWI MAPS PROVIDED BY MNDNR DATA DELI

EarthTech

A Tyco International Ltd. Company

FIGURE 1

PROPOSED PROJECT LOCATION MAP

PROPOSED HIGHWATER ETHANOL PLANT

LAMBERTON, MINNESOTA

PROPOSAL

APRIL 2006